UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )*

SOUTHERN STAR ENERGY INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

843833203
(CUSIP Number)

Macquarie Americas Corp.
125 W. 55th Street, 22nd Floor
New York, NY 10019

Telephone No. 212-231-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Anthony Lennon
Macquarie Americas Corp.
125 W. 55th Street, 22nd Floor
New York, NY 10019

Telephone No. 212-231-2083
Facsimile No. 212-281-2177

August 18, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box[ ][ ] .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Macquarie Americas Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,647,419
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,647,419
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,647,419
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (44,782,944 shares of common stock of the Issuer were issued and outstanding as of April 14, 2008)
14	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer.

     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, $0.001 par value (the “Common Stock”), of Southern Star Energy Inc. (the “Issuer”), a Nevada corporation having its principal executive offices at 110 Cypress Station Drive, Suite 152, Houston, Texas 77090.

Item 2.	Identity and Background.

     This statement on Schedule 13D is being filed by Macquarie Americas Corp. (“MAC”), a Delaware corporation. MAC’s principal business is investing and financial services. MAC has its principal offices at 125 W. 55th Street, 22nd Floor, New York, NY 10019.

     During the last five years, MAC has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

     On July 16, 2008, the Issuer closed the first draw down under an Amended and Restated Senior First Lien Secured Credit Agreement, dated July 11, 2008 (the “Credit Agreement”) with Macquarie Bank Limited, individually and as Administrative Agent under the Credit Agreement (“MBL”). Such transaction is discussed in detail in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2008.

     MAC is a subsidiary of MBL. As part of the consideration for the Credit Agreement, and pursuant to the terms thereof, the Issuer issued to MAC two warrants to purchase up to an aggregate of 2,647,419 shares of Common Stock at an exercise price of $1.00 per share. Both warrants are currently exercisable and expire on July 11, 2013.

Item 4.	Purpose of Transaction.

     MAC acquired beneficial ownership of the Common Stock from the Issuer as part of the consideration for the Credit Agreement as discussed under Item 3 above. MAC intends to hold the warrants and Common Stock issuable upon exercise thereof solely for investment purposes.

     Other than as set forth herein, in the Credit Agreement or in the terms of the warrants themselves, MAC currently has no plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, MAC reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. Without limiting the generality of the preceding sentence, MAC reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions, by takeover bid or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, (iv) encourage (including, without limitation, through communications with directors, management, and existing or prospective security holders, investors or lenders of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses or other extraordinary corporate transactions, such as a takeover bid or scheme of arrangement (including transactions in which MAC and/or its affiliates may be proposed as acquirors), or (B) other changes to the Issuer’s business or structure.

Item 5.	Interest in Securities of the Issuer.

     (a) 2,647,419 shares of Common Stock of the Issuer are owned beneficially by MAC, constituting 5.9% of such shares outstanding.

     (b) Number of shares as to which MAC has:

(i)	sole power to vote or to direct the vote – 2,647,419
(ii)	shared power to vote or to direct the vote – 0
(iii)	sole power to dispose of or to direct the disposition of – 2,647,419
(iv)	shared power to dispose of or to direct the disposition of – 0

     (c) Except as disclosed above, MAC has not effected any transaction in the Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as set forth in Item 4 above, MAC does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

     None.

SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2008

MACQUARIE AMERICAS CORP

/s/ Francoise Duboc
Name: Francoise Duboc
Title: Vice President

/s/ Gavin Chase
Name: Gavin Chase
Title: Treasurer